United States securities and exchange commission logo





                              January 5, 2022

       Paul Weibel
       Chief Financial Officer
       5E Advanced Materials, Inc.
       19500 State Highway 249, Suite 125
       Houston, TX 77070

                                                        Re: 5E Advanced
Materials, Inc.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted December
8, 2021
                                                            CIK No. 0001888654

       Dear Mr. Weibel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B, submitted December 8, 2021

       Exhibit 96.1
       Initial Assessment Report, page 1

   1. We have reviewed the content of the Initial Assessment Report relative to the requirements of Item
601(b)(96) of Regulation S-K and have listed below various
                                                        apparent deficiencies
that will need to be addressed. Please discuss the following points with the third party
engineer. We expect that you will need to obtain and file a revised engineering report to
resolve these concerns.

                                                              Executive Summary
page, 1-1: Unless you are able to show how the enhanced
                                                            Definitive
Feasibility Study (eDFS) meets the definition of a feasibility study in Item
 Paul Weibel
FirstName  LastNamePaul    Weibel
5E Advanced   Materials, Inc.
Comapany
January    Name5E Advanced Materials, Inc.
        5, 2022
January
Page 2 5, 2022 Page 2
FirstName LastName
              1300 of Regulation S-K, please remove or rename all references to this study
              throughout the report, and remove the associated economic
metrics.

                Executive Summary, page 1-10: Graphs should be utilized to indicate the trend of the average prices for your marketed commodities over the last 5 years.

                APBL Drilling, page 7-6: Given your planned method of extraction, a discussion of hydrogeology would be responsive to Item
601(b)(96)(iii)(B)(7)(iii) of Regulation S-
              K.

                Mineral Resource Estimation, page 11-8: Explain how the cutoff grade was calculated and provide the parameters used, consistent with the guidance in Items
              601(b)(96)(iii)(B)(11)(ii) and (iii) of Regulation S-K.

                Mineral Reserve Estimates, page 12-1: If the historical reserve information in this section does not comply with the definitions in Item 1300 of Regulation S-K, this content should be removed as indicated in Item 1304(h) of Regulation S-K.

                Market Studies, page 16-1: Include the product specifications and prices for materials that you plan to market or sell, such as Sulfate of Potash (SOP), Muriate of Potash
              (MOP), Gypsum, Lithium Carbonate, and Boric Acid, to adhere to
Item
              601(b)(96)(iii)(B)(16) of Regulation S-K.
2. We understand that information about the properties is available from previous studies and therefore it appears that the following sections of the technical report should be expanded to provide context or to identify changes relative to the content associated with current plans. Please expand the following sections to address the requirements applicable to the section as indicated.

                Mineral Processing and Metallurgical Testing, page 10-1: Item 601(b)(96)(iii)(B)(10)
              of Regulation S-K

                Mining Methods, page 13-1: Item 601(b)(96)(iii)(B)(13) of Regulation S-K

                Processing and Recovery Methods, page 14-1: Item
601(b)(96)(iii)(B)(14) of
              Regulation S-K

                Infrastructure, page 15-1: Item 601(b)(96)(iii)(B)(15) of Regulation S-K
Explanatory Note, page 2

3. We note your disclosure that pursuant to the Reorganization, the Company will issue to the shareholders of ABR either one share of your Common Stock for every ten ordinary
         shares of ABR or one CHESS Depositary Interest over the Company   s
Common Stock (a
            CDI   ) for every one ordinary share of ABR held on the Scheme
record date. Please
 Paul Weibel
FirstName  LastNamePaul    Weibel
5E Advanced   Materials, Inc.
Comapany
January    Name5E Advanced Materials, Inc.
        5, 2022
January
Page 3 5, 2022 Page 3
FirstName LastName
         revise to clarify how you will determine to issue shares of your Common Stock to a shareholder of ABR, or to instead issue CDIs to such shareholder. Description of Business
Business Strengths and Key Highlights
Expected Low Cost Operations with Plans and Capabilities to Significantly Expand Capacity, page 22

4. We note your statements concerning an enhanced Definitive Feasibility Study (eDFS) in this section and elsewhere in your filing. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are regarded as equivalent to a feasibility study which is defined in Item 1300 of Regulation S-K.

         Unless your eDFS is fully compliant with this definition, please rename or remove references to this study throughout your filing and remove all economic metrics associated with the eDFS. Please refer to Items 1300 and 1302(e) of Regulation S-K if you require further clarification or guidance.
Risk Factors
Risks Relating to Our Business, page 28

5. We note your disclosure in the fourth paragraph on page 30, explaining that your resource estimate includes some land which is the subject of a mineral lease agreement with
         Elementis Specialties plc. Please file this agreement as an exbibit to comply with Item
         601(b)(10) of Regulation S-K.
Risk Factors
Our Bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 50

6. We note your disclosure that the forum selection provision in your bylaws will provide that the Court of Chancery of the State of Delaware will, "to the fullest extent permitted by applicable law," be the sole and exclusive forum for certain litigation, including any derivative action. However, Section 7.06 of your bylaws states that "the Court of
         Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum" for any derivative action. Please reconcile or advise. In addition, please disclose whether the provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the
         Exchange Act, please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
 Paul Weibel
FirstName  LastNamePaul    Weibel
5E Advanced   Materials, Inc.
Comapany
January    Name5E Advanced Materials, Inc.
        5, 2022
January
Page 4 5, 2022 Page 4
FirstName LastName
7. We note your disclosure that your Bylaws provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impact of the COVID-19 Pandemic, page 55

8. You disclose that you received a one-off loan from the U.S. Department of Treasury in respect of the COVID-19 pandemic, and this loan was subsequently forgiven and "is captured under Other income in the amount of $73,115 for the year ended June 30, 2021."
         Per review of the table on page 56 and the consolidated statements of operations on page
         F-4, this amount is reported as other income for the year ended June 30, 2020. Please refer to the guidance in FASB ASC 405-20-40, and revise your disclosure or financial statements accordingly.
Properties
Fort Cady Integrated Boron Facility, page 63

9. Please expand your project location descriptions regarding Fort Cady on page 63 and Salt
         Wells on page 69 to comply with Item 1304(b)(1)(i) of Regulation S-K. Mineral Resource Estimate
Methodology, page 67

10. Please expand your disclosures of resources using a cutoff grade to include the commodity prices, metallurgical recovery, and estimated operating costs used to estimate your cutoff grade to comply with Item 1304(d) and Item 1304(f) of Regulation S-K. Shares Owned by Certain Beneficial Holders, page 71

11. Please revise the footnotes to your tabular disclosure to identify the natural persons who are the beneficial owners of the shares held by Virtova Capital Management Limited,
         Atlas Precious Metals Inc., and Mayfair Ventures Pte Ltd. Refer to
Item 403 of Regulation
         S-K and Exchange Act Rule 13d-3.
Description of Registrant's Securities to Be Registered
CDIs, page 88

12. Please expand your discussion in this section to provide additional disclosure regarding the CDIs. For guidance, you may consider Item 202(f) of Regulation S-K. As examples, please include additional disclosures related to the conversion of the CDIs to common stock and vice versa (if applicable), voting procedures for the benefit of the CDI holders,
 Paul Weibel
5E Advanced Materials, Inc.
January 5, 2022
Page 5
      and the transmission of proxy soliciting material. In addition, please revise your Exhibits
      Index and file the applicable documents pertaining to these securities, such as any depositary agreement and any document which describes the governing rules for the CDIs, as exhibits to this registration statement. In that regard, we note your disclosure on page
      50 regarding choice-of-forum provisions in the depositary agreement pursuant to which your CDIs will be issued.
General

13. We note that you intend to list your common stock on the Nasdaq Stock Market LLC under Section 12(b) of the Exchange Act. Tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet
      NASDAQ   s quantitative listing standards. In this regard, it does not appear that you are
      relying upon the direct listing standards, considering you have not filed a registration statement under the Securities Act of 1933.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Weibel
                                                           Division of
Corporation Finance
Comapany Name5E Advanced Materials, Inc.
                                                           Office of Energy &
Transportation
January 5, 2022 Page 5
cc:       Craig A. Roeder
FirstName LastName